Exhibit 4.9

SIX FLAGS ENTERTAINMENT CORPORATION

DESCRIPTION OF CAPITAL STOCK

Six Flags Entertainment Corporation (the “Company”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, its common stock, par value $0.25 per share. The description of the common stock of the Company that follows is a summary only and is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation, dated May 5, 2021 (the “Certificate of Incorporation”) and the Amended and Restated Bylaws of the Company (the “Bylaws”), both filed as exhibits to this Annual Report on Form 10-K.

Authorized Capital Stock

The total number of shares of all classes of stock that the Company is authorized to issue is 285,000,000 shares, consisting of (i) 5,000,000 shares of preferred stock, par value $1.00 per share, of which 200,000 shares have been designated as Series B Junior Preferred Stock, and (ii) 280,000,000 shares of common stock, par value $0.025 per share. There were 86,162,978 shares of the Company’s common stock and no shares of the Company’s preferred stock issued and outstanding as of January 2, 2022.

Common Stock

Dividends and Distributions

Subject to applicable law and the rights, if any, of the holders of any outstanding series of preferred stock or any class or series of stock having a preference over or the right to participate with the common stock with respect to the payment of dividends and other distributions in cash, stock of any corporation or property of the Company, such dividends and other distributions may be declared and paid on the common stock out of the assets of the Company that are by law available therefor at such times and in such amounts as the board of directors in its discretion shall determine.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, after payment or provision for payment of the debts and other liabilities of the Company and of the preferential and other amounts, if any, to which the holders of preferred stock shall be entitled, the holders of all outstanding shares of common stock shall be entitled to receive the remaining assets of the Company available for distribution ratably in proportion to the number of shares of common stock held by each such stockholder.

Voting; Proxies

All shares of common stock have identical rights and privileges. With limited exceptions, holders of common stock shall have the exclusive right to vote and are entitled to one vote for each outstanding share of common stock held of record by each stockholder on all matters, including the electing of directors, properly submitted for the vote of the Company’s stockholders. Voting at meetings of stockholders need not be by written ballot. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect. All other elections and questions presented to the stockholders at a meeting at which a quorum is present shall, unless otherwise provided by the Certificate of Incorporation, the Bylaws, the rules or regulations of any stock exchange applicable to the Company, or applicable law or pursuant to any regulation applicable to the Company or its securities, be decided by the affirmative vote of the holders of a majority in voting power of the shares of stock of the Company which are present in person or represented by proxy at the meeting and entitled to vote thereon. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. Every proxy must be authorized in a manner permitted by Section 212 of the Delaware General Corporation Law, as amended (the “DGCL”) or any successor provision. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the secretary of the Company a revocation of the proxy or a new later dated proxy.

Other Rights

Holders of the Company’s common stock do not have preemptive, subscription, redemption, conversion or sinking fund rights.

Listing

The Company’s common stock is traded on the New York Stock Exchange under the trading symbol “SIX.”

Blank Check Preferred Stock

The Certificate of Incorporation contains provisions that permit the board of directors to provide for the issuance of up to 5,000,000 shares of preferred stock in one or more series and, by filing a certificate pursuant to the applicable law of the State of Delaware (referred to herein as “Preferred Stock Designation”), to fix from time to time the number of shares to be included in any such series and the designations, powers, preferences, and rights of the shares of each such series and the qualifications, limitations and restrictions thereof. The rights, preferences, designations and powers of each series of preferred stock may differ with respect to dividends, amounts payable on liquidation, voting, conversion, redemption, sinking funds and other matters. The issuance of shares of the Company’s preferred stock could adversely affect the voting power of the holders of the Company’s common stock and may also adversely affect the availability of earnings for distribution to the holders of the common stock if the preferred stock provides for cumulative dividends, dividend preferences, conversion rights or exchange, redemption or other similar rights or preferences.

Provisions of the Certificate of Incorporation and Bylaws that May Have an Anti-Takeover Effect

Certain provisions in the Certificate of Incorporation and the Bylaws, as well as the DGCL, may have the effect of discouraging transactions that involve an actual or threatened change in control of the Company. In addition, provisions of the Certificate of Incorporation, the Bylaws and the DGCL may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under the Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control. In addition, the potential issuance of preferred stock and the designation of rights thereof as described above may have an anti-takeover effect insofar as it may have the effect of delaying, deterring or preventing a change in control of the Company.

Election of Board of Directors; Absence of Cumulative Voting. The Certificate of Incorporation provides that at each annual meeting of stockholders, the stockholders shall elect directors each of whom shall hold office for a term of one year or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal. At all meetings of stockholders for the election of directors at which a quorum is present a plurality of the votes cast shall be sufficient to elect a candidate. The Certificate of Incorporation and the Bylaws do not grant stockholders the right to vote cumulatively. The absence of cumulative voting could have the effect of preventing stockholders holding a minority of the Company’s shares from obtaining representation on the board of directors.

Number of Directors. The Certificate of Incorporation provides that the number of directors shall initially be fixed at nine (9) and shall thereafter be fixed from time to time by resolution of the board of directors. This provision could prevent a stockholder from increasing the size of the Company’s board of directors and gaining control of the Company’s board of directors by filling the resulting vacancies with its own nominees.

Newly Created Directorships and Vacancies on the Board of Directors. Subject to the rights, if any, of the holders of any series of preferred stock to elect additional directors under circumstances specified in a Preferred Stock Designation, newly created directorships resulting from any increase in the number of directors and any vacancies on the board of directors resulting from death, resignation, disqualification, removal, or other cause shall be filled by a majority vote of the directors then in office, even if the number of such directors then in office is less than a quorum, or by a sole remaining director, if applicable. Any director elected in accordance with the preceding sentence shall hold office until the expiration of the term of office of the director whom such director has replaced or until such director’s successor has been elected and qualified. No decrease in the number of directors constituting the board of directors may shorten the term of any incumbent director.

Special Meetings of Stockholders. Only the chairman of the board of directors, the chief executive officer of the Company, the president of the Company, or the secretary of the Company may call a special meeting of stockholders within 10 calendar days after receipt of written request of the board of directors or upon written request of stockholders holding shares representing at least twenty percent (20%) of the voting power of the outstanding shares entitled to vote on the matter for which such meeting is to be called, voting as a single class, provided, however, that such stockholders may only make such request in respect of a special meeting of stockholders, one of the purposes of which is to elect or remove directors.

Advance Notice of Stockholder Action at a Meeting. Stockholders seeking to nominate directors or to bring business before a stockholder meeting must comply with certain timing requirements and submit certain information to the Company in advance of such meeting.

Proxy Access. Under the Bylaws, a stockholder (or a group of up to 20 stockholders) who has held at least 3% of the Company’s common stock for three years or more may nominate a director and have that nominee included in the Company’s proxy materials, provided that the stockholder and nominee satisfy the requirements specified in the Bylaws. Any stockholder who intends to use these procedures to nominate a candidate for election to the board of directors for inclusion in the Company’s proxy statement must satisfy the requirements specified in the Bylaws.

Adoption, Alteration or Repeal of Bylaws. The board of directors is expressly authorized to make, alter and repeal the Bylaws. Any adoption, alteration or repeal of a Bylaw must be approved by either (a) the affirmative vote of a majority of the Whole Board (as defined below) or the unanimous written consent of all members of the board of directors, or (b) the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power of the outstanding shares entitled to vote generally in the election of directors, voting as a single class. “Whole Board” means the total number of directors the Company would have if there were no vacancies.

Anti-Takeover Effects of Provisions of Delaware Law

The Company is a Delaware corporation subject to Section 203 of the DGCL. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

·	prior to such time, the board of directors of the Company approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

·

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced, excluding certain shares; or

·

at or subsequent to that time, the business combination is approved by the board of directors of the Company and authorized by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years did own, 15% or more of the voting stock of the Company.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with the board of directors of the Company because the stockholder approval requirement would be avoided if the board of directors of the Company approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is Computershare Trust Company, N.A.